SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                           MINRAD INTERNATIONAL, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE.
                         (Title of Class of Securities)

                                    60443P103
                                 (CUSIP Number)


                               KEVIN B. KIMBERLIN
                             C/O SPENCER TRASK & CO.
                         535 MADISON AVENUE, 18TH FLOOR
                               NEW YORK, NY 10022
                               Tel: (212) 355-5565
                               Fax: (212) 751-3483

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.:  60443P103

1.   NAME OF REPORTING PERSON:  Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       (b) x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER: 8,390,905 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:   8,390,905 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON:  8,390,905

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes       No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.43%

14.  TYPE OF REPORTING PERSON:  IN

     The information reported in Items 3 and 5 hereof supplements and corrects information reported in corresponding Items 3 and 5 of the Schedule 13D filed by the Reporting Person on February 21, 2007 (the "February Schedule 13D"), as such has been further supplemented and amended, relating to the common stock, $0.01 par value per share (the "Common Stock"), of Minrad International, Inc., a Nevada corporation (the "Company", formerly Technology Acquisition Corporation). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the February Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As set forth in more detail below, the shares of Common Stock and warrants of the Company exercisable for shares of Common Stock reported herein are held directly by: Kevin Kimberlin Partners, L.P. ("KKP"), a Delaware limited partnership; Spencer Trask & Co. ("ST&Co."), a Delaware corporation; Spencer Trask Private Equity Fund I LP ("Fund I"), a Delaware limited partnership; and Spencer Trask Private Equity Fund II LP ("Fund II"), a Delaware limited partnership. KKP, ST&Co., Fund I and Fund II are sometimes collectively referred to herein as the "Spencer Trask Entities". Mr. Kimberlin is the general partner of KKP. Mr. Kimberlin is the sole stockholder and Chairman of the Board of Directors of ST&Co. The general partner of each of Fund I and Fund II is Trask Partners LLC, a Delaware limited liability company that is wholly owned by ST&Co. The manager of each of Fund I and Fund II is ST Management LLC, a Delaware limited liability company that also is wholly owned by ST&Co. The source of funds for the purchase of securities by Fund I and Fund II were the assets of Fund I and Fund II, and the source of funds for the purchase of securities by each of the other Spencer Trask Entities was the working capital of each such Spencer Trask Entity.

     On January 1, 2006, Spencer Trask Specialty Group, LLC, a Delaware limited liability company of which Mr. Kimberlin is the principal owner and the non-member manager ("STSG"), and KKP entered into a Securities Purchase Agreement (the "Agreement"), whereby STSG sold to KKP (a) 4,825,000 shares of Common Stock in exchange for the cancellation of $5,133,800 in indebtedness owed by STSG to KKP pursuant to that certain grid note of STSG, dated August 11, 1999 (the "Grid Note"), and (b) currently exercisable warrants to purchase up to 746,414 shares of Common Stock at an exercise price of $1.15 per share and expiring on March 28, 2009, in exchange for the cancellation of $128,756 in indebtedness owed by STSG to KKP pursuant to the Grid Note. By Amendment No. 1 to the Agreement, dated as of October 25, 2006 (the "Amendment"), STSG and KKP amended the Agreement to reduce the amount of securities STSG sold to KKP pursuant to the Agreement to (a) 4,385,500 shares of Common Stock in exchange for the cancellation of $4,666,172 in indebtedness owed by STSG to KKP pursuant to the Grid Note and (b) warrants to purchase up to 701,629 shares of Common Stock in exchange for the cancellation of $90,498.21 in indebtedness owed by STSG to KKP pursuant to the Grid Note. In addition, the Amendment provided for KKP to sell to STSG currently exercisable warrants to purchase up to 150,000 shares of Common Stock at an exercise price of $1.00 per share, expiring on August 9, 2008, and currently exercisable warrants to purchase up to 27,000 shares of Common Stock at an exercise price of $0.75 per share, expiring on May 31, 2010, for an aggregate purchase price of $30,532.40, which amount was netted against and reduced the aggregate amount of indebtedness owed by STSG pursuant to the Grid Note that was cancelled, as described above.

     On July 5, 2006, KKP transferred to John Liviakis, an individual who is not an affiliate of the Reporting Person: (a) warrants to purchase up to 50,000 shares of Common Stock at an exercise price of $0.75 and expiring on September 30, 2009, in consideration for past services rendered by Mr. Liviakis to the Company; and (b) warrants to purchase up to 40,000 shares of Common Stock at an exercise price of $0.75 and expiring on October 30, 2009, also in consideration for past services rendered by Mr. Liviakis to the Company.

     In accordance with the Operating Agreement of STSG, on December 11, 2006, STSG distributed to one of its members, Spencer Trask Investment Partners, LLC, a Delaware limited liability company of which Mr. Kimberlin is the non-member manager ("STIP"): (a) 439,500 shares of Common Stock; (b) warrants to purchase up to 44,785 shares of Common Stock at an exercise price of $1.15 per share and expiring on March 28, 2009; (c) warrants to purchase up to 150,000 shares of Common Stock at an exercise price of $1.00 per share and expiring on August 9, 2008; and (d) warrants to purchase up to 27,000 shares of Common Stock at an exercise price of $0.75 per share and expiring on May 31, 2010.

     In accordance with the Operating Agreement of STIP, on December 11, 2006, STIP distributed to: (a) ST&Co., one of STIP's members, 150,000 shares of Common Stock; (b) William P. Dioguardi, also a member of STIP, (i) 241,250 shares of Common Stock, (ii) warrants to purchase up to 37,321 shares of Common Stock at an exercise price of $1.15 per share and expiring on March 28, 2009, (iii) warrants to purchase up to 125,000 shares of Common Stock at an exercise price of $1.00 per share and expiring on August 9, 2008 and (iv) warrants to purchase up to 22,500 shares of Common Stock at an exercise price of $0.75 per share and expiring on May 31, 2010; and (c) Bruno Lerer, also a member of STIP, (i) 48,250 shares of Common Stock, (ii) warrants to purchase up to 7,464 shares of Common Stock at an exercise price of $1.15 per share and expiring on March 28, 2009,
(iii) warrants to purchase up to 25,000 shares of Common Stock at an exercise price of $1.00 per share and expiring on August 9, 2008 and (iv) warrants to purchase up to 4,500 shares of Common Stock at an exercise price of $0.75 per share and expiring on May 31, 2010.

     As of the date of this Statement: (a) ST&Co. directly owns 150,000 shares of Common Stock and warrants to purchase up to 209,906 shares of Common Stock at an exercise price of $1.15 per share expiring March 28, 2009; (b) Fund I directly owns warrants to purchase up to 182,609 shares of Common Stock at an exercise price of $1.15 expiring March 28, 2009; (c) Fund II directly owns warrants to purchase up to 78,261 shares of Common Stock at an exercise price of $1.15 expiring March 28, 2009 and (d) KKP directly owns 4,385,500 shares of Common Stock and warrants to purchase up to 3,384,629 shares of Common Stock at the following exercise prices and with the following expiration dates:

---------------------------------------------------------------------------
  NUMBER OF UNDERLYING
         SHARES                EXERCISE PRICE          EXPIRATION DATE
---------------------------------------------------------------------------
        701,629                    $1.15                 March 28, 2009
---------------------------------------------------------------------------
      2,350,000                    $1.00                 August 9, 2008
---------------------------------------------------------------------------
         10,000                    $0.75               October 30, 2009
---------------------------------------------------------------------------
         50,000                    $0.75              November 30, 2009
---------------------------------------------------------------------------
         50,000                    $0.75              December 30, 2009
---------------------------------------------------------------------------
         50,000                    $0.75               January 31, 2010
---------------------------------------------------------------------------
         50,000                    $0.75              February 28, 2010
---------------------------------------------------------------------------
         50,000                    $0.75                 March 31, 2010
---------------------------------------------------------------------------
         50,000                    $0.75                 April 30, 2010
---------------------------------------------------------------------------
         23,000                    $0.75                   May 31, 2010
---------------------------------------------------------------------------



     By virtue of his ability to control the Spencer Trask Entities, Mr. Kimberlin is an indirect beneficial owner of all such securities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this Statement, Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 8,390,905 shares of Common Stock, which represents beneficial ownership of approximately 18.43% of the Common Stock. Specifically, Mr. Kimberlin may be deemed to beneficially own the 4,535,500 shares of Common Stock and the currently exercisable warrants to purchase up to 3,855,405 shares of Common Stock held by the Spencer Trask Entities in the aggregate. The percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 41,666,819 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported by the Company as outstanding as of September 30, 2006 in its Form 10-QSB filed with the Securities and Exchange Commission (the "Commission") on November 6, 2006. Beneficial ownership has been determined in accordance with the rules of the Commission.

          (b) Mr. Kimberlin indirectly has the sole power to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock deemed to be beneficially owned by him.

          (c) In the past 60 days, the Reporting Person has indirectly sold 452,480 shares of Common Stock, as follows:

---------------------------------------------------------------------------
Date                      Number of Shares Sold    Price per Share
---------------------------------------------------------------------------
01/26/2007                52,480                   $5.525
---------------------------------------------------------------------------
01/27/2007                400,000                  $5.3000
---------------------------------------------------------------------------

Incorporated by reference hereto is Amendment No. 2 to the Schedule 13D filed by the Reporting Person on April 2, 2007 to report the above transactions.

          (d) With respect to the securities held by Fund I and Fund II, the investors of Fund I and Fund II have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. With respect to the securities held by each of the other Spencer Trask Entities, no person other than Mr. Kimberlin (indirectly) and such other Spencer Trask Entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not applicable.




                            [SIGNATURE PAGE FOLLOWS]


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

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2007

                                                      KEVIN B. KIMBERLIN

                                                      /s/ Kevin B. Kimberlin
                                                      ----------------------
                                                      Kevin B. Kimberlin